SCHEDULE 13 D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
May 15 ,2001



1.NAME OF REPORTING PERSON

Phillip Goldstein
__________________________________________________________

2.CHECK THE BOX IF MEMBER OF A GROUP 				[X]
__________________________________________________________

3.SEC USE ONLY
____________________________________________________________

4.SOURCE OF FUNDS

WC
____________________________________________________________

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURUSANT TO ITEMS 2(d) or 2 (e)					[ ]
____________________________________________________________

6.CITIZENSHIP OR PLACE OF ORGANIZATION

USA
____________________________________________________________
7.SOLE VOTING POWER

156,500
____________________________________________________________
8.SHARED VOTING POWER

7,000
____________________________________________________________

9.SOLE DISPOSITIVE POWER

253,400
____________________________________________________________
10. SHARED DISPOSITIVE POWER
0
____________________________________________________________
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

253,400
__________________________________________________________
12.CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
___________________________________________________________
13.PERCENT OF CLASS REPRESENTED BY ROW 11

6.65%
____________________________________________________________
14.TYPE OF REPORTING PERSON

IA
____________________________________________________________



1.NAME OF REPORTING PERSON
Andrew Dakos
__________________________________________________________

2.CHECK THE BOX IF MEMBER OF A GROUP 				[X]
__________________________________________________________

3.SEC USE ONLY
____________________________________________________________

4.SOURCE OF FUNDS
PF
____________________________________________________________

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURUSANT TO ITEMS 2(d) or 2 (e)					[ ]
____________________________________________________________

6.CITIZENSHIP OR PLACE OF ORGANIZATION

USA
_____________________________________________________________
7.SOLE VOTING POWER

4,000
____________________________________________________________
8.SHARED VOTING POWER

2,900
____________________________________________________________

9.SOLE DISPOSITIVE POWER

4,000
____________________________________________________________
10. SHARED DISPOSITIVE POWER
2,900
____________________________________________________________
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,9000
__________________________________________________________
12.CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
___________________________________________________________
13.PERCENT OF CLASS REPRESENTED BY ROW 11

 .18%
____________________________________________________________
14.TYPE OF REPORTING PERSON

IN
____________________________________________________________



This Statement constitutes Amendment No.1 to the Schedule 13D (the " original Schedule 13D") filed with the Securities and Exchange Commission on November 13, 2000 by Phillip Goldstein an Investment Advisor. Except as specifically set forth herein, the
Schedule 13D remains unmodified. Capitalized terms, unless otherwise defined herein, shall have the meaning ascribed in
Schedule 13D.


Item 1.	SECURITY AND ISSUER

This schedule 13D relates to the shares of Common Stock (the
"Common Stock") of Brantley Capital Corp. ("Brantley"). The principal executive offices of Brantley are located at 20600
Chagrin Blvd., Suite 1150, Cleveland, OH 44122.


Item 2.	IDENTITY AND BACKGROUND
Item 2 is amended as follows:
(a)-(f)
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, New York, NY 10570 and Andrew Dakos, 14 Mill
Street, Lodi, NJ 07644.

Mr. Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570, an investment advisory firm. Mr. Dakos is Vice-President of Sales, UVitec Printing Ink, Inc., 14 Mill Street, Lodi, NJ 07644.

During the last 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Goldstein and Mr. Dakos are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERAIONS
Item 3 is amended as follows:
Mr. Goldstein, an independent investment advisor, has accumulated shares of Brantley on behalf of accounts that are managed by Mr. Goldstein. All funds that have been utilized to purchase shares of Brantley are from such accounts or from margin loans from broker dealers where these accounts are held.

Mr. Dakos has accumulated shares of Brantley on behalf of himself and other accounts managed by him. All funds that have been utilized to purchase shares of Brantley are from such accounts or from margin loans from broker dealers where these accounts are held.


ITEM 4.	PURPOSE OF TRANSACTION
Item 4 is amended as follows:

Mr. Goldstein and Mr. Dakos independently purchased shares of Brantley. Mr. Goldstein's and Mr. Dakos's intentions were to independently take action to close the gap between the stock price and net asset value. On May 15, 2001, after extensive discussions between Brantley management and Mr. Goldstein, the Board of Directors announced that it would recommend measures to enhance shareholder value if a specific return objective is not met and would nominate Mr. Goldstein as a director. As a result, Mr. Goldstein and Mr. Dakos have agreed not to present any proposals nor seek to nominate a slate of Directors at the 2001 annual meeting.


ITEM 5.	INEREST IN SECURITIES OF THE ISSUER
Item 5 is amended as follows:

a. As per the quarterly report for the quarter ended March 31, 2001 there were 3,810,535 shares of Common Stock outstanding. The percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein is deemded to be the beneficial owner of 253,400 shares of Common Stock, which constitutes approximately 6.65 % of the outstanding shares of Common Stock. Mr. Dakos is deemed to be the beneficial owner of 6,900 shares of Common Stock, which constitutes approximately .18 % of the outstanding shares of Common Stock.

b. Power to solely vote securities resides with Mr. Goldstein for 156,500 shares and jointly for 7,000 shares. Power to dispose of securities resides solely with Mr. Goldstein for 253,400 shares. Power to vote and dispose securities lies solely with Mr. Dakos for 4,000 shares and jointly for 2,900 shares.

c. During the last sixty days, the following shares of common stock were traded:

None

d. None

e. NA


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended as follows:
Exhibit 1: Joint Filing Agreement.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2001


By: /s/ Phillip Goldstein
  Name: Phillip Goldstein

By: /s/	Andrew Dakos
  Name:	Andrew Dakos


Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the Common Shares.

By: /s/ Phillip Goldstein
  Name: Phillip Goldstein

By: /s/	Andrew Dakos
  Name:	Andrew Dakos

Dated: May 22, 2001